UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number: 001-33655

PARAGON SHIPPING INC.

(Name of Registrant)

15 Karamanli Ave., GR 166 73, Voula, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

This Report on Form 6-K, together with Exhibits 99.1 and 99.2 attached hereto, contains information regarding the Main Agreement and Share Purchase Agreement that the Company entered into on June 6, 2016, relating to debt owed to Allseas Marine S.A. (“Allseas”), the manager for Paragon Shipping Inc. (the “Company”), whereby Allseas agreed write-off approximately $2.0 million in amounts due from the Company, waived fees for certain services it provided to the Company and assumed all contractual obligations under the shipbuilding contracts with Yangzhou Dayang Shipbuilding Co. Ltd. in relation to the construction of the Ultramax newbuilding drybulk carriers with Hull numbers DY4050 and DY4052 in return for 550,000 shares of the Company’s common stock.

Exhibits 99.1 and 99.2 of this report on Form 6-K are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-192517) filed with the U.S. Securities and Exchange Commission with an effective date of January 8, 2014.

The following exhibits are filed herewith:

Exhibit Number	Description

99.1	Form of Main Agreement, dated June 6, 2016, by and between the Company and Allseas
99.2	Form of Share Purchase Agreement, dated June 6, 2016, by and between the Company and Allseas

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAGON SHIPPING INC.

Date: June 6, 2016	By:	/s/ GEORGE SKRIMIZEAS
George Skrimizeas Chief Operating Officer